June 24, 2013

VIA EDGAR

Jonathan Wiggins

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pennsylvania Real Estate Investment Trust
Form 10-K for the Fiscal Year ended December 31, 2012
Filed March 1, 2013
File No. 001-06300

Dear Mr. Wiggins:

Pennsylvania Real Estate Investment Trust (the “Company”) has considered carefully the comment in your letter dated June 13, 2013, and on behalf of the Company, I respectfully provide the Company’s response to your comment below. For your convenience, the text of the comment is reproduced below before the response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 1. Organization and Summary of Significant Accounting Policies, page F-10

1. Please describe for us the types of lease modifications that result in recognizing charges in the period when the lease modification is signed and tell us how you determined that such charges should be recognized in that period. Please cite the authoritative literature upon which you relied.

Response:

In Note 1 to the Company’s consolidated financial statements contained in the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2012, the section entitled “Accounting Policies—Revenue Recognition” contains the following sentence: “The effect of lease modifications that result in rent relief or other credits to tenants, including any retroactive effects relating to prior periods, is recognized in the period when the lease modification is signed.”

In connection with the economic downturn that began in 2008 and continued in 2009 and 2010, a number of our retail and other tenants experienced declines in their revenues and profitability. In response to the economic conditions, these tenants sought to lower their operating costs, including by modifying their leases with us to reduce their rent. In some cases, we agreed to amendments to the rent provisions of these leases.

Generally, these lease modifications took the form of reduced rent for a specified period of time, usually one to two years. In a majority of cases, we agreed to convert the provision for the tenant’s rent from a fixed amount to a contingent amount that was based on a percentage of the tenant’s sales for either a specified period of time or through the end of the original lease term.

In determining the appropriate accounting treatment for these lease modifications, we believe two main sources of applicable accounting guidance are pertinent. The first is ASC 840-10-35-4, which requires a determination as to whether the changes in the lease provisions result in new lease classification (operating or capital), or in a new lease agreement. Based on our review of the nature of the lease modifications as described above, we concluded that, in all cases, the lease modifications did not result in a change in the classification of the lease because the modifications did not give rise to any indicators or other factors that would cause the lease to be classified as a capital lease. We also concluded that the lease modifications did not result in a new agreement, since, in substantially all cases, the lease term was not extended beyond the original lease expiration date.

The second source of accounting guidance is ASC 840-20-25-1, which requires lessors to recognize rental income on a straight line basis over the lease term. Upon the effective date of the modified lease agreement, we determined the amounts of any accrued but unpaid rent, including straight-line rent and amounts that had been recognized as revenue in prior periods. We assessed the realizability of such amounts. If we concluded that the amounts were not realizable, and to the extent that such amounts had not previously been reserved, we recorded an additional reserve for the remaining unrealizable amounts. During 2009 and 2010, the total of such amounts was approximately $0.2 million. In 2011 and 2012, such amounts were de minimis. In the cases where we considered the accrued rent amounts to be realizable (aggregate amount of approximately $0.4 million), such realizable amounts were recognized on a straight line basis over the remaining lease term.

Since 2010, economic conditions have moderated, tenants’ operations have improved and the number of such lease modification requests and resulting lease modifications has significantly decreased. As a result, the income statements from 2011 and 2012 reflect very little of the lease modification activity described above. In future years, we expect that the impact of lease modifications on revenues and the income statement will continue to be insignificant.

***

In connection with the response to your comment set forth above, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about the Company’s response to your comment or require further explanation, please do not hesitate to contact Robert McCadden, the Company’s Chief Financial Officer, at (215) 454-1295 or Jonathen Bell, the Company’s Chief Accounting Officer, at (215) 875-0426.

Sincerely,

/s/ Robert F. McCadden
Robert F. McCadden
Executive Vice President and Chief Financial Officer

cc:	Bruce Goldman, Esq. (PREIT)
Daniel Pliskin, Esq. (PREIT)
Charles O’Brien (KPMG LLP)
Howard Blum, Esq. (Drinker Biddle & Reath LLP)
Robert Juelke, Esq. (Drinker Biddle & Reath LLP)

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